News release via Canada NewsWire, Vancouver 604-669-7764 -aj-

Attention Business Editors:
Titan Trading Analytics Inc. - Director resigns

     VANCOUVER, Nov. 21 /CNW/ - Titan Trading Analytics Inc. announces that director Edward Colson has resigned from the Board of Directors on November 20th, 2002.

     The TSX Venture Exchange has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of its content.

TITAN TRADING ANALYTICS INC.

Michael B. Paauwe
President
%SEDAR: 00003162E

-0-                  11/21/2002
/For further information: please contact Michael Paauwe at 250-758-8262/
(TTA.   TITAF)

CO:	Titan Trading Analytics Inc.
ST:	British Columbia
IN:
SU:	PER

CNW 16:25e 21-NOV-02